EXHIBIT 8.1

SUBSIDIARIES OF THE REGISTRANT

NAME OF SUBSIDIARY	Jurisdiction of incorporation or organization

AbCheck s.r.o.	Czech Republic

AbCheck Inc.	Delaware

Affimed GmbH	Germany

Affimed, Inc.	Delaware